SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Aviva plc ("Aviva" or "the Company")

Notification of Transactions of Directors / Persons Discharging Managerial Responsibilities ("PDMRs") in the Company's Shares

1. Awards of Shares under the Aviva Annual Bonus Plan 2011 ("ABP") and Aviva Long Term Incentive Plan 2011 ("LTIP")

Aviva announces that, on 30 March 2012, the Executive Directors and PDMRs of the Company were granted conditional awards of Aviva plc ordinary shares of 25 pence each ("Aviva Shares") under the ABP and LTIP for nil consideration as set out below.  The value of the awards made to the Executive Directors has previously been disclosed in the Company's 2011 Annual Report and Accounts (pages 121 to 123).  Two thirds of the 2011 bonus is deferred until 2015 as an award of shares under the ABP. The vesting of the awards of shares under the LTIP is subject to performance conditions over a three year performance period (2012 - 2014).

	Number of ABP shares awarded (equal to ⅔rds of the 2011 bonus)	Number of LTIP shares awarded (based on performance conditions 2012-2014)
Executive directors
Andrew Moss	229,342	785,714
Trevor Matthews	8,928	482,142
Igal Mayer	125,989	472,873
Patrick Regan	151,700	425,223

PDMRs
John Ainley	85,387	162,946
Richard Hoskins	45,641*	381,323*
Simon Machell	141,975	183,035
Amanda Mackenzie	77,286	154,017
Cathryn Riley	76,011	163,392
Robin Spencer	83,520	211,309

* In accordance with Rule 4.4 of the ABP and LTIP, these awards will be settled in cash.

2. Share Dealing

Aviva also announces that the following Executive Directors / PDMRs sold a total of 344,928 Aviva Shares at a price of 337.97 pence per share.  These sales took place over the period from 26 March 2012 to 29 March 2012 and formed part of the sale of shares by participants in the Aviva Annual Bonus Plan 2005 ("ABP 2005") and Aviva Long Term Incentive Plan 2005 following the release of Aviva Shares granted on 26 March 2009.

Director / PDMR	Number of Aviva Shares sold
Andrew Moss	270,000
Cathryn Riley	74,928

Following this sale, Andrew Moss holds 578,151 Aviva Shares of which 104,702 are restricted shares from the ABP 2005 award granted on 30 March 2010, and which are disclosed in the Company's 2011 Annual Report and Accounts (page 128).

The above transactions took place in London.

Contact details for queries:
Share Awards           Joanne Bujak, Group Secretarial (020 7662 2563)
Share Dealing           Neil Wallace, Group Secretarial (020 7662 2227)

Kirstine Cooper, Group Company Secretary and General Counsel
Aviva plc

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 30 March 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary